

15048490

A̸
3/12

SECURITIES A.
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53400

SEC MAIL PROCESSING RECEIVED MAR 0 2 2015 WASH., D.C. 194 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/14__ AND ENDING __12/31/14__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sable Capital, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    101 S. Hanley Rd, Suite 1450

FIRM I.D. NO.

                                      (No. and Street)

St. Louis	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Curtis Weeks   678-679-8642

                                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Greer Walker LLP

                                        (Name – *if individual, state last, first, middle name*)

227 W. Trade St., Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Keith Butcher_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Sable Capital, LLC_____, as of ___December 31_____, 20 _14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

CEO

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SABLE CAPITAL, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2014



GreerWalker

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Members of Sable Capital LLC:

We have audited the accompanying financial statements of Sable Capital LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Sable Capital LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sable Capital LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

The supplementary information on pages 10 to 12 has been subjected to audit procedures performed in conjunction with the audit of Sable Capital LLC's financial statements. The supplemental information is the responsibility of Sable Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Greer Walker LLP

February 24, 2015

GreerWalker LLP – Certified Public Accountants

The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

TABLE OF CONTENTS

SABLE CAPITAL, LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	45,212
Prepaid expenses and other assets		5,931
TOTAL ASSETS	**$**	**51,143**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	2,390
Due to parent		11,689
Total Liabilities		14,079
Member's Equity		37,064
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**51,143**

SABLE CAPITAL, LLC

Statement of Operations
Year ended December 31, 2014

Revenues:		
Placement fees	$	166,000
Expenses:		
Commissions		157,700
Registration fees		13,618
Consulting		13,149
Professional fees		6,528
Rent		2,400
Insurance		1,040
Management fees		1,999
Miscellaneous		877
Total Expenses		197,311
NET LOSS	$	(31,311)

SABLE CAPITAL, LLC

Statement of Changes In Member's Equity
Year ended December 31, 2014

	Total Member's Equity
Balance at December 31, 2013	$ 16,635
Capital contributions	51,740
Net loss	(31,311)
Balance at December 31, 2014	$ 37,064

SABLE CAPITAL, LLC

Statement of Cash Flows
Year ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	**(31,311)**
Adjustments to reconcile net loss to net cash used in		
operating activities:		
(Increase) decrease in operating assets:		
Other assets		**(1,850)**
Increase (decrease) in operating liabilities:		
Accounts payable		**2,390**
Due to parent		**11,689**
Net cash used in operating activities		**(19,082)**
Cash flows from financing activities:		
Capital contributions		**51,740**
Net cash provided by financing activities		**51,740**
INCREASE IN CASH AND CASH EQUIVALENTS		**32,658**
Cash and cash equivalents, beginning of year		**12,554**
Cash and cash equivalents, end of year	$	**45,212**

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Sable Capital, LLC ("Sable" or "the Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Sable primarily operates as a broker-dealer offering investment banking services and as an underwriter of interstate and intrastate offerings and Direct Participation Program offerings. Sable does not hold cash or securities for its customers.

Pursuant to a stock purchase agreement and subsequent plan of merger, Sable Capital LLC (surviving entity) assumed the assets and liabilities of Southeastern Capital Partners BD, Inc. (non-surviving entity) in August 2014 (see Note C). Sable is a wholly-owned subsidiary of Butcher Joseph Hayes, LLC ("Parent Company"), a Delaware limited liability company.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the SEC, as no such liabilities existed at December 31, 2014 or during the year then ended.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Recognition of Revenues

Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the governing contract between the client and Sable. Revenue from underwriting of offerings is recognized upon the latter of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the subscriber. Corresponding expenses pursuant to the aforementioned items are recorded when the obligation is incurred.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the personal income tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2011 - 2014.

Prepaid FINRA Fee

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2015, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with the Parent Company for various rent, technology, and other miscellaneous expenditures commensurate with its operations. The amount payable to the Parent Company as of December 31, 2014 for the aforementioned expenses was $11,689 and the overall expenses recorded for the year are detailed as follows:

Rent	$ 2,400
Consulting	6,549
Insurance	1,040
Technology	400
Other miscellaneous	1,500
	$ 11,889

During the year, the Parent Company made $51,740 in capital contributions to Sable.

Note C – Business Combination

Pursuant to a Stock Purchase Agreement ("the Agreement") between Butcher Joseph Hayes, LLC and the sellers of Southeastern Capital Partners BD, Inc. ("Southeastern") which was made and entered into January 17, 2014, 100% of the issued and outstanding shares of capital stock of Southeastern were to be sold pursuant to certain conditions to closing referenced in the Agreement, which included FINRA approval. Conditions to closing were met and FINRA formally approved the change in ownership in August 2014 and the assets and liabilities of Southeastern were assumed by Sable Capital, LLC (surviving entity), a wholly-owned subsidiary of Butcher Joseph Hayes, LLC, for total cash consideration of $7,995. The ownership change was formally executed by the aforementioned parties on August 31, 2014. The business combination was sought by Butcher Joseph Hayes, LLC due to the desire to add vertical depth to its business model and enhance the ability to better serve its client base within chosen markets.

The purchase price for Southeastern Capital Partners BD, Inc. was provisionally allocated to tangible assets acquired and liabilities assumed based on their estimated fair values at acquisition date as follows:

Cash	$ 8,244
Accounts receivable	5,000
Accounts payable	(5,249)
	$ 7,995

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2014, the Company had Net Capital of $31,133 which was $26,133 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 0.45 to 1 at December 31, 2014.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note E - Contingencies

The securities industry is subject to extensive regulation under federal, state, and applicable international laws. Sable is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, and/or the FDIC by dissatisfied customers or others are investigated by such regulator and may, if pursued, result in formal claims being filed against Sable by the customer or disciplinary action being taken against Sable by the regulator that could have a material impact on the Company's financial position, results of its operations, or cash flows. At December 31, 2014, management is not aware of any regulatory issues and there were no amounts levied against the Company as a result of regulatory assessments for the year then ended.

Supplemental Schedules

Sable Capital, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014
(See Report of Independent Registered Public Accounting Firm)

COMPUTATION OF NET CAPITAL

Total member's equity	$	37,064
Deductions:		
Non-allowable assets:		
Other assets		5,931
Net capital before haircuts		31,133
Haircuts:		
Total haircuts		-
NET CAPITAL	$	31,133

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:

Accounts payable, accrued expenses, and other liabilities		14,079
Total aggregate indebtedness	$	14,079

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	26,133
Excess net capital at 1000%	$	25,133
Ratio of aggregate indebtedness to net capital		0.45 to 1

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

Net Capital, as reported in the Company's Part II (unaudited) FOCUS Report	$	32,173
Audit adjustments and reclassifications:		
Increase in insurance expense		(1,040)
Net Capital, as adjusted	$	31,133

Sable Capital, LLC

Schedule II – Computation for Determination of Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

December 31, 2014
(See Report of Independent Registered Public Accounting Firm)

The Company maintains a "Special Account for the Exclusive Benefit of Customers". Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(i) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

Sable Capital, LLC

Schedule III – Information for Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

December 31, 2014
(See Report of Independent Registered Public Accounting Firm)

The Company maintains a "Special Account for the Exclusive Benefit of Customers". Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(i) and therefore no "Information for Possession or Control Requirements" under that rule have been provided.



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Sable Capital LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sable Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sable Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Sable Capital LLC stated that Sable Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sable Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sable Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

February 24, 2015

GreerWalker LLP – Certified Public Accountants
The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com



SABLE
CAPITAL

EXEMPTION REPORT

Sable Capital LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2014, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("Identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Keith Butcher
Name

Authorized Signature

Chief Executive Officer
Title

2/19/15

Date